NO ACT

PE
12-13-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08023793

Received SEC
JAN 2 8 2008
Washington, DC 20549

January 28, 2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/28/2008

Re: Exxon Mobil Corporation
Incoming letter dated December 13, 2007

Dear Mr. Parsons:

This is in response to your letters dated December 13, 2007, December 17, 2007, January 2, 2008, January 21, 2008, and January 23, 2008 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 14, 2007, December 28, 2007, January 7, 2008, January 22, 2008, and January 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

RECEIVED
2007 DEC 17 PM 12:53
ExxonMobil
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 13, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Special Shareholder Meetings

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Kenneth Steiner and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal is moot.

The proposal itself reads as follows:

> "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

Although as discussed below the proposal wording is somewhat ambiguous, we believe the most likely interpretation of the proposal is for ExxonMobil to amend its bylaws or other appropriate governing documents so as to impose no restriction on the right of a shareholder to call a special meeting as provided under state law. In other words, the proposal requests that the standard provisions of state law governing a shareholder's right to call a special meeting should apply without the imposition of any additional restrictions or limitations on that right by the company.

On this basis the proposal is perfectly moot. ExxonMobil is incorporated under the laws of the State of New Jersey. Section 14A:5-3 of the New Jersey Business Corporation Act, governing special meetings of shareholders, provides in pertinent part that:

> " ... upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order."

There is no restriction, under ExxonMobil's bylaws, other governing documents, or otherwise, on a shareholder's right to call a special meeting in accordance with the above provision of applicable law. As we note in the Corporate Governance Guidelines posted on our website (copy enclosed as Exhibit 2):

> "A special meeting of shareholders may also be called upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting in accordance with the requirements of Section 14A:5-3 of the New Jersey Business Corporation Act."

Accordingly, the proposal has already been substantially implemented and may be omitted from the proxy material for the 2008 annual meeting under Rule 14a-8(i)(10).

Proposal is vague and indefinite.

The proposal is susceptible to an alternative reading: a request for the Board to remove *all* restrictions on the ability of a shareholder to call a special meeting, *including* the restrictions (such as the requirement for 10% ownership) that would otherwise apply under applicable law. In other words, any shareholder should be entitled to call a special meeting at any time for any reason. Under this reading, the proposal would not be substantially implemented, since the right of ExxonMobil shareholders to call a special meeting is subject to the provisions of New Jersey law described above. However, to the extent this reading of the proposal is possible, it provides a basis for exclusion of the proposal under Rule 14a-8(i)(3) as being in violation of Rule 14a-9.

There is an enormous difference between a proposal to give 10% shareholders the right to call a special meeting and a proposal to give every shareholder such a right. ExxonMobil has over two million individual and institutional shareholder accounts. Calling, preparing for, and holding a meeting of ExxonMobil's shareholders is a major undertaking involving substantial management time and expenditure of corporate resources. We believe many investors might consider a 10% shareholding requirement for the call of special meetings to be appropriate, but would oppose a one share standard. Since the proposal can be construed either way, the proposal is so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Staff Legal Bulletin No. 14B (September 15, 2004). Accordingly, the proposal may be excluded under Rule 14a-8(i)(3).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Steiner and to John Chevedden.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

EXHIBIT 1

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Henry Hubble
Corporate Secretary
PH: 972-444-1157
PH: 972 444-1000
FX: 972-444-1505*
FX: 972 444-1350

SHAREHOLDER PROPOSAL

NOV 23 2007

NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

[XOM: Rule 14a-8 Proposal, November 23, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a major acquisition, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Please encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

DJF

DISCOUNT BROKERS

SHAREHOLDER RELATIONS

NOV 3 0 2007

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

Date: 30 Nov 2007

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2360 shares of Exxon Mobil Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/27/83 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-30-07 # of pages ▶
To Henry Hubble	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 972-444-1505	Fax #

444-1350

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 3, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Dear Mr. Steiner:

This will acknowledge receipt of the proposal concerning special shareholder meetings, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from DJF Discount Brokers, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Henry H. Hubble

c: Mr. John Chevedden

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JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

The following is the resolved statement of the rule 14a-8 proposal:

[XOM: Rule 14a-8 Proposal, November 23, 2007]
3 – Special Shareholder Meetings
RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

The following is text from the bylaws of Exxon Mobil Corporation (XOM) which make no provision for a shareholder right to call a special meeting (bold added):

EXXON MOBIL CORPORATION

INCORPORATED IN NEW JERSEY

BY-LAWS

ARTICLE I

Meetings of Shareholders

1. Meetings of shareholders may be held on such date and at such time and place, within or without the State of New Jersey, as may be fixed by the board of directors and stated in the notice of meeting.

2. The date for each annual meeting of shareholders, fixed as provided in Section 1 of this Article I, shall be a date not more than thirteen months after the date on which the last annual meeting of shareholders was held. The

directors shall be elected at the annual meeting of shareholders.

3. Special meetings of the shareholders may be called by the board of directors, the chairman of the board or the president.

4. Except as otherwise provided by statute, written notice of the date, time, place and purpose or purposes of every meeting of shareholders shall be given not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. The business transacted at meetings shall be confined to the purposes specified in the notice. ...

By omitting a specific reference to a shareholder right to call a special meeting in the bylaws, it seems that there may be a bylaw restriction on a shareholder right to call a special meeting. It also seems that the company is claiming that it has a Guideline that overrides a bylaw and makes up for the bylaw omission of a right to call a special meeting for shareholders.

This proposal is not addressed to any text whatsoever that the company may have in its Guidelines. Thus this proposal cannot be substantially implemented by text in the company Guidelines.

And Bristol-Myers Squibb Co. (March 9, 2006) states: "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

Additionally, the text of this proposal cannot be reasonably interpreted as requesting a right for any lone shareholder to call a special meeting unless one forgets part of the text after reading it.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>
Counsel
Exxon Mobil Corporation

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

RECEIVED

2007 DEC 19 PM 4:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ExxonMobil

December 17, 2007

VIA UPS Next Day Air

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Special Shareholder Meetings

Gentlemen and Ladies:

I am writing to clarify a point of confusion on the part of Mr. Chevedden with respect to this proposal, as evidenced by his letter dated December 14, 2007 (enclosed as Exhibit 1), to the staff responding to ExxonMobil's no-action request dated December 13, 2007.

Mr. Chevedden states that "[b]y omitting a specific reference to a shareholder right to call a special meeting in the bylaws, it seems that there may be a bylaw restriction on a shareholder right to call a special meeting." This is incorrect. In New Jersey (unlike Delaware and some other states), the right of the holders of 10% of the outstanding shares to call a special meeting for good cause shown as provided by statute applies regardless of any provision in the by-laws. Section 14A:5-3 of the New Jersey Business Corporation Act provides that

> "Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. **Notwithstanding any such provision** [emphasis added], upon the application of the holder or holders of not less than 10% of the shares entitled to vote at a meeting ... [remainder of provision describing procedure for shareholder call of special meeting quoted in ExxonMobil's original letter]."

There is thus no need for ExxonMobil to reference this right of shareholders to call a special meeting in our by-laws because this is a statutory right that exists notwithstanding any provision of the by-laws. A by-law provision is neither required in order to make the statutory right available, nor is permitted to limit or restrict the statutory right. Accordingly, the shareholder proposal, interpreted in the manner Mr. Chevedden states, is moot and may be omitted from our proxy material under Rule 14a-8(i)(10).

Contrary to Mr. Chevedden's assertion, we do not argue that our Corporate Governance Guidelines "override" the by-laws. The provision of the Corporate Governance Guidelines quoted in our original letter simply describes for shareholders the persons authorized to call a special meeting, which includes the holders of 10% or more of the shares in accordance with the applicable provisions of New Jersey law.

We also continue to believe the ambiguous wording of the proposal admits of at least two significantly different possible interpretations, and that the proposal may therefore also be omitted from our proxy material under Rule 14a-8(i)(3) on the grounds that the proposal is vague and misleading in violation of Rule 14a-9.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter is being sent to the nominal proponent Mr. Steiner and to John Chevedden.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

The following is the resolved statement of the rule 14a-8 proposal:

[XOM: Rule 14a-8 Proposal, November 23, 2007]
3 – Special Shareholder Meetings
RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

The following is text from the bylaws of Exxon Mobil Corporation (XOM) which make no provision for a shareholder right to call a special meeting (bold added):

EXXON MOBIL CORPORATION

INCORPORATED IN NEW JERSEY

BY-LAWS

ARTICLE I

Meetings of Shareholders

1. Meetings of shareholders may be held on such date and at such time and place, within or without the State of New Jersey, as may be fixed by the board of directors and stated in the notice of meeting.

2. The date for each annual meeting of shareholders, fixed as provided in Section 1 of this Article I, shall be a date not more than thirteen months after the date on which the last annual meeting of shareholders was held. The

directors shall be elected at the annual meeting of shareholders.

3. Special meetings of the shareholders may be called by the board of directors, the chairman of the board or the president.

4. Except as otherwise provided by statute, written notice of the date, time, place and purpose or purposes of every meeting of shareholders shall be given not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. The business transacted at meetings shall be confined to the purposes specified in the notice. ...

By omitting a specific reference to a shareholder right to call a special meeting in the bylaws, it seems that there may be a bylaw restriction on a shareholder right to call a special meeting. It also seems that the company is claiming that it has a Guideline that overrides a bylaw and makes up for the bylaw omission of a right to call a special meeting for shareholders.

This proposal is not addressed to any text whatsoever that the company may have in its Guidelines. Thus this proposal cannot be substantially implemented by text in the company Guidelines.

And Bristol-Myers Squibb Co. (March 9, 2006) states: "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

Additionally, the text of this proposal cannot be reasonably interpreted as requesting a right for any lone shareholder to call a special meeting unless one forgets part of the text after reading it.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>
Counsel
Exxon Mobil Corporation

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

In response to the company December 17, 2007 letter the following includes the company omitted text from Section 14A:5-3 of the New Jersey Business Corporation Act. The added bold text is critical text that the company omitted:

> 14A:5-3. Call of special meeting of shareholders
>
> Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, **the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order.**

The rule 14a-8 proposal does not ask for a bylaw to give shareholders a right to petition the Superior Court for an order. According to the above Section 14A:5-3 the Superior Court then has the ultimate power to consider such a shareholder petition in no "summary manner" whatsoever.

For the above and the previous reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>
Counsel
Exxon Mobil Corporation

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

RECEIVE
2008 JAN -3 PM : 05
OFFICE OF CHIEF CO
CORPORATION FIN.

James Earl Parsons
Counsel

ExxonMobil

January 2, 2008

VIA UPS Next Day

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Special Shareholder Meetings

Gentlemen and Ladies:

Mr. Chevedden's latest letter dated December 28, 2007, to the staff regarding this proposal, provides additional support for our argument that the proposal is vague and indefinite in violation of Rule 14a-9. The proposal is therefore excludable under Rule 14a-8(i)(3), among other grounds.

As we outlined in our original no-action request dated December 13, 2007, the proposal is ambiguously worded and supports two substantially different interpretations: (1) a request that the company impose no additional restrictions on the right that shareholders would otherwise have to call a special meeting under New Jersey state law; or (2) a request that the company remove all restrictions on the right of any holder of any shares to call a meeting at any time and for any purpose.[1]

Mr. Chevedden's prior letter to the staff of December 14, 2007, appears to assume the first interpretation. In that letter, Mr. Chevedden argues (mistakenly) that ExxonMobil shareholders do not have the right to call a special meeting because the by-laws are silent on the point.[2] In his latest letter, however, Mr. Chevedden asserts a third interpretation of the proposal:

---

[1] If this interpretation of the proposal is found to be applicable and if the staff does not find the proposal excludable on the other grounds we have asserted, we would expect to supplement our argument with an opinion of outside counsel to the effect that such an unrestricted call right would be inconsistent with state law and that the proposal may therefore also be omitted under Rule 14a-8(i)(2).

[2] As we discussed in our letters of December 13 and December 17, 2007, under this interpretation the proposal is moot since the right of shareholders to call a special meeting under New Jersey law applies regardless of any provision in the charter or by-laws.

a request that the company waive the specific provision of state law that otherwise requires shareholders to make a showing of good cause before a district court in order to call a special meeting.[3]

Mr. Chevedden's latest interpretation of the proposal cannot be found in the actual text of the proposal itself, and demonstrates the vague and indefinite nature of the proposal. Neither the company nor its shareholders can be expected to evaluate and act on a proposal when the sponsor himself cannot settle on what the proposal means.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the nominal proponent Mr. Steiner and to John Chevedden.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

[3] It is unclear whether Mr. Chevedden's latest interpretation of the proposal would retain the 10% ownership requirement under the New Jersey statute or not.

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

The January 2, 2008 company letter seems to acknowledge that, even though the company claims to have substantially implemented the resolution for a shareholder right to call for a special meeting without petitioning a court, that shareholders now still need to have "the company waive the specific provision of state law that otherwise requires shareholders to make a showing of good cause before a district court in order to call a special meeting."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>
Counsel
Exxon Mobil Corporation

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile

James Earl Parsons
Counsel

ExxonMobil

January 21, 2008

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Special Shareholder Meetings

Gentlemen and Ladies:

The purpose of this letter is to supplement our prior correspondence with the staff (including letters from ExxonMobil dated December 13, 2007, December 17, 2007, and January 2, 2008) with an additional grounds for exclusion of the proposal.

Proposal is improper matter for shareholder action and would violate New Jersey law.

ExxonMobil is a New Jersey corporation. Enclosed with this letter is an opinion from Day Pitney LLP, ExxonMobil's outside counsel admitted to practice in New Jersey. As discussed in detail in the enclosed opinion the proposal is contrary to New Jersey state law in a number of respects. Specifically:

- By allowing any shareholder to call a meeting for any purpose, the proposal violates Section 14A:5-3 of the New Jersey Business Corporation Act ("NJBCA");
- The proposal would improperly transfer authority to manage the business and affairs of the Corporation from the Board to shareholders in violation of Section 14A:6-1 of the NJBCA;
- The proposal could not be implemented by the Board without violating the Board's fiduciary duties under Section 14A:6-14(1) of the NJBCA;
- Management of ExxonMobil by shareholders as contemplated by the proposal would violate Sections 14A:6-1 and 14A:5-21 of the Act; and

- To the extent restrictions on management might be permitted under New Jersey law, such restrictions may only be contained in the Certificate of Incorporation, and an amendment of the Certificate of Incorporation may not be initiated by an action such as the proposal.

Accordingly, because the proposal contravenes numerous provisions of New Jersey law as stated in the enclosed opinion, the proposal may be excluded from our proxy material under Rule 14a-8(i)(1) (because the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's incorporation); Rule 14a-8(i)(2) (because the proposal would, if implemented, cause the company to violate state laws to which it is subject); and Rule 14a-8(i)(6) (because the company lacks the legal power or authority to implement the proposal).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the nominal proponent Mr. Steiner and to John Chevedden.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

c: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: 973-966-8196 F: (973) 966 1015

January 18, 2008

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: *Shareholder Proposal – Kenneth Steiner*

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request to include in its proxy materials for its 2008 annual meeting of shareholders a proposal (the "*Proposal*") which requests the Board of Directors of the Corporation (the "*Board*") to amend the Corporation's by-laws (the "*By-laws*") and any other appropriate governing documents so "that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation violates New Jersey law.

We have reviewed the Proposal, which was submitted to the Corporation by Kenneth Steiner. We have reviewed the Restated Certificate of Incorporation (the "*Certificate of Incorporation*") and the By-laws of the Corporation.

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Discussion

I. *The Proposal violates the provisions of the Act governing calls for special meetings.*

The By-laws currently provide that "[s]pecial meetings of the shareholders may be called by the board of directors, the chairman of the board or the president." Under Section 14A:5-3 of the Act, the by-laws of a New Jersey corporation may provide for the right of shareholders to call special meetings and, notwithstanding anything in the by-laws to the contrary, shareholders holding not less than 10% of all shares entitled to vote at a meeting retain the right to apply to the Superior Court to call a special meeting "for good cause shown (*emphasis added*)."

The New Jersey Corporation Law Revision Commission (the "*Commission*"), which drafted the Act, stated in its official comment (the "*Comment*") to Section 14A:5-3 of the Act that one of the purposes of Section 14A:5-3 was to provide New Jersey corporations with safeguards against multiple calls for special meetings by minority shareholders. The Commission's comments to the Act were published with the revision to the text of the Act and are frequently relied upon by courts as an aid to interpretation of the Act. The Comment notes that Section 14A:5-3 of the Act was based in part on Section 26 of the 1960 Model Business Corporation Act (the "*Model Act*"). The Comment further provides that, in connection with the statutory right of shareholders to call special meetings:

> The Commission has accepted the Model Act limitation of 10%, but has added the requirement that the shareholders must apply to the court for an order directing a meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders.

In specifying that there be "no restriction on the shareholder right to call a special meeting," the Proposal, if implemented, would lead to the result that each shareholder of the Corporation would have the power to call a special meeting without any requirement, including, as provided under Section 14A:5-3 that there be "good cause shown." The Proposal, if implemented, would result in the exact situation the Commission expressly sought to avoid – multiple calls by minority shareholders for potentially conflicting meetings. For these reasons, we are of the opinion that the Proposal violates Section 14A:5-3 of the Act.

II. *The Proposal improperly transfers the authority to manage the business and affairs of the Corporation from the Board to the shareholders.*

Section 14A:6-1(1) of the Act provides that the business and affairs of the Corporation are to be managed by the Board, "except as in this [A]ct or in its certificate of incorporation otherwise provided." The Certificate of Incorporation provides that "[e]xcept as otherwise provided by statute or by this certificate of incorporation or the by-laws of the corporation as in each case the same may be amended from time to time, all corporate powers may be exercised by the board of directors." In addition, the Certificate of Incorporation further empowers the Board with the authority to take certain actions without shareholder approval. The Certificate of Incorporation does not contain any provision granting to the shareholders the right to limit the authority or power of the Board. The By-laws similarly provide that "the business and affairs of the corporation shall be managed by its board of directors."

Under the Proposal, any shareholder, regardless of the number of shares of the Corporation that such shareholder owns, may call a special meeting even if such shareholder lacks good cause for calling such meeting and even if such shareholder intends to bring matters that are not proper subjects for shareholder action before the meeting, including the items expressly reserved for the directors in the Certificate of Incorporation. We are of the opinion that such provision violates Section 14A:6-1(1) of the Act and the By-laws and Certificate of Incorporation because it would grant each holder of a single share of the Corporation's stock the unfettered right to call a meeting, thereby disrupting and improperly depriving the Board of its authority to manage the business and affairs of the Corporation.

III. *The Board may not be compelled to take action that would be contrary to the actions of ordinarily prudent people pursuant to Section 14A:6-14(1) of the Act.*

The express purpose of the Proposal is to shift management power to the shareholders by empowering each shareholder to call a meeting to override or prevent Board decisions. As stated in Section 14A:6-1(1) of the Act, the business and affairs of the Corporation are to be managed by the Board, "except as in this [A]ct or in its certificate of incorporation otherwise provided."

A United States district court has observed that New Jersey case law indicates that the scope of the board's power to manage the corporation "is very broad indeed." Brooks v. Standard Oil Company, 308 F. Supp. 810, 814 (S.D.N.Y. 1969). In Brooks, the court examined whether the Securities and Exchange Commission ("*SEC*") had properly construed New Jersey law in determining that a shareholder proposal that sought to encroach on the board's management and policy-making authority was not a proper subject for shareholder action and, therefore, could be omitted from the company's proxy statement. In reaching its conclusion that the exclusion of the shareholder proposal was proper, the court in Brooks noted that both Section 14A:6-1 of the Act and the corporation's by-laws provided the board of directors the authority to manage the business and affairs of the corporation. Id.

Under New Jersey law questions of management are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of the corporation." Ellerman v. Chicago Junction Railways, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891). Absent a valid restriction on the discretion or powers of the board, the board of directors is solely responsible for the management of the corporation. See Madsen v. Burns Bros., 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); Elevator Supplies Co. v. Wylde, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. Elevator Supplies Co., 106 N.J. Eq. at 164. Questions of business policy are entrusted to the board of directors because such persons "are elected by the stockholders for the precise purpose of determining such problems." Laredef Corp. v. Federal Seaboard Terra Cotta Corp., 131 N.J. Eq. 368, 374 (Ch. 1942).

The elected directors of a New Jersey corporation owe a fiduciary obligation to the corporation and its shareholders to discharge their management duties "in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions." Section 14A:6-14(1) of the Act. If the Board were to amend the Corporation's corporate governance documents to implement the Proposal, it would grant to each shareholder of the Corporation the unbridled right to call a special meeting. The result of this grant would be an improper delegation of the authority of the Board to direct the management and policies of the Corporation to the shareholders of the Corporation. While we understand the desire of responsible shareholders to exercise more control over important corporate matters, implementing this Proposal would compel the Board to violate its fiduciary duties under the Act by taking actions that are contrary to those which "ordinarily prudent people" would take. As a result, we are of the opinion that the Board would be unable to implement the Proposal without violating Section 14A:6-14(1) of the Act.

IV. *Management by the shareholders would violate Sections 14A:6-1 and 14A:5-21 of the Act.*

As noted above, the Proposal, if implemented, would effectively transfer the Board's authority to direct the management and policies of the Corporation from the Board to the shareholders. The Proposal provides that the Board will be asked to "amend [the] by-laws and any other appropriate governing documents" of the Corporation in order to realize the underlying purpose of the Proposal.

However, because restrictions on the management authority of a board of directors must be set forth in a corporation's certificate of incorporation, restrictions on a board's authority provided solely in a corporation's by-laws are invalid under New Jersey law and of no force and effect. *See* Section 14A:6-1(1) of the Act.

The Act specifically permits the transfer of power to shareholders only under certain limited circumstances. *See* Section 14A:5-21(2) of the Act. The ability to restrict or transfer the management authority of a New Jersey corporation's board of directors is set forth under Section 14A:5-21(2) of the Act, which provides that the certificate of incorporation may contain:

> [a] provision otherwise prohibited by law because it improperly restricts the board in its management of the business of the corporation, or improperly transfers...all or any part of such management otherwise within the authority of the board.

A corporation seeking to employ Section 14A:5-21(2) of the Act must also comply with the other rigorous requirements of Section 14A:5-21 of the Act, including acquiring unanimous authorization of the provision by the corporation's shareholders or incorporators and conspicuously noting the provision on the face of every certificated share of the corporation. *See* Section 14A:5-21(2) and (6) of the Act. Pursuant to this section of the Act, when a transfer of management authority is made, the board of directors is relieved of its fiduciary responsibilities and such responsibilities become responsibilities of the shareholders. Section 14A:5-21(5) of the Act. A transfer of fiduciary responsibilities is not contemplated by the Proposal. The imposition of fiduciary responsibilities on the directors and not on the shareholders is the basis for reposing management responsibilities in the board. *See* Section 14A:6-14(1) of the Act (directors owe a fiduciary duty to the corporation).

However, Section 14A:5-21(2) of the Act is not applicable to the Corporation. Under Section 14A:5-21(3)(b) any provisions adopted pursuant to Section 14A:5-21(2) of the Act become invalid if "[a]ny shares of the corporation are listed on a national securities exchange." Since the Corporation is listed on the New York Stock Exchange, Section 14A:5-21(2) is not available. Section 14A:5-21(2) of the Act implicitly applies in the close corporation context, where it is more common and may be more appropriate for shareholders to undertake board functions. However, the unanimous consent and other requirements that must be fulfilled under this section of the Act illuminate that deviations from the statutory norm of management by the board are strictly limited. The point is that the Act does permit transfers of power, but that the applicable section of the Act permitting such transfers is not available to the Corporation.

V. *Restrictions on the discretion of the Board may be permitted by New Jersey law, but must be in the Certificate of Incorporation.*

Even assuming that the restriction on the Board's management authority contemplated by the Proposal would not be characterized as the type of improper restriction that would be subject to automatic invalidation under Section 5-21 of the Act, we are of the opinion that, pursuant to Section 14A:6-1(1) of the Act, restrictions on the discretion of the Board must be included in the Certificate of Incorporation.

The Comment to Section 14A:6-1 of the Act confirms that any restriction on the management power of the board of directors must be included in the corporation's certificate of incorporation. Like Section 14A:6-1(1) of the Act, the predecessor corporate statute, Title 14, required the board to manage the affairs of a New Jersey corporation (Title 14, Section 14:7-1). However, the Comment regarding Section 14A:6-1(1) explains that the words, "except as in this [A]ct or in its certificate of incorporation otherwise provided," were not in Title 14 and that the Act now permits restrictions on the discretion or powers of the board, provided the restrictions are set forth in the certificate of incorporation and are not otherwise prohibited by law.

Other provisions of the Act clarify that departures from the statutory norm of management by the corporation's board of directors must be included in the certificate of incorporation.

Section 14A:2-7(1)(f) of the Act provides that:

> [t]he certificate of incorporation shall set forth...[a]ny provision not inconsistent with this [A]ct or any other statute of this State, which the incorporators elect to set forth for the management of the business and the conduct of the affairs of the corporation, or creating, defining, limiting or regulating the powers of the corporation, its directors and shareholders...

Section 14A:9-1(2)(q) of the Act similarly provides that a corporation may amend its certificate of incorporation "to strike out, change or add" provisions limiting the power of the board of directors to manage of the business and affairs of the corporation.

Together, these provisions of the Act demonstrate that in order to effectuate the underlying purpose of the Proposal, an amendment to the Certificate of Incorporation would be required before the Board could validly amend the By-laws. The Proposal requests that the *Board* amend "any other appropriate governing documents" necessary to implement the Proposal. It is our opinion, however, that such a request is improper and impossible under New Jersey law because under the Act the Board does not possess unilateral power to amend the Certificate of Incorporation in the manner contemplated by the Proposal. Section 14A:9-2 of the Act. Under New Jersey law, in order to amend the Certificate of Incorporate in the manner contemplated by the Proposal, the Board must first approve the proposed amendment and direct that it be submitted to a shareholder vote at a shareholder meeting. Id. Thereafter, in order to effect the proposed amendment, the requisite number of shareholders must vote to approve such a change to the Certificate of Incorporation. Id.

It is our opinion that the Proposal also would violate New Jersey law even if the language was construed as a direction to the Board to take all necessary action to amend the Certificate of Incorporation. As noted, in order to amend the Certificate of Incorporation, the Board must approve the amendment after determining that such an amendment is in the best interests of the Corporation and direct its submission to the shareholders, not the other way around. Sections 14A:9-2(4)(a) and 14A:6-2(2) of the Act. The Act does not provide for any "initiative" by the shareholders to propose amendments to the certificate of incorporation. Because shareholders lack the authority under the Act to instruct the Board to submit an amendment to the Certificate of Incorporation to the shareholders for action, it is our opinion that the Certificate of Incorporation cannot be amended, and the Proposal cannot be implemented, without violating New Jersey law.

In conclusion, because the Proposal cannot be implemented without directly contravening several sections of the Act, we are of the opinion that it is therefore contrary to, and in violation of, New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2008 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

The company January 21, 2008 supplement is vague by failing to disclose whether the company is withdrawing its argument that it has substantially implemented this resolution. Now the company claims both sides of its position – essentially that it has already done what it claims is in violation of New Jersey law.

This continues with the January 7, 2008 text:
The January 2, 2008 company letter seems to acknowledge that, even though the company claims to have substantially implemented the resolution for a shareholder right to call for a special meeting without petitioning a court, that shareholders now still need to have "the company waive the specific provision of state law that otherwise requires shareholders to make a showing of good cause before a district court in order to call a special meeting."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>
Counsel
Exxon Mobil Corporation

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

RECEIVED

2008 JAN 24 AM 10: 57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ExxonMobil

January 23, 2008

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Special Shareholder Meetings

Gentlemen and Ladies:

In response to Mr. Chevedden's letter of January 22, 2008: we assert both substantial implementation and violation of State law (as well as vagueness) as grounds for exclusion of the proposal regarding call of special meetings.

As explained in our prior correspondence, the alternative arguments reflect the fact that the meaning of the proposal is fundamentally unclear. Under one plausible reading of the proposal -- a request that ExxonMobil not impose any additional restriction on the right shareholders otherwise have to call a special meeting in accordance with New Jersey law -- the proposal is moot. Under the other most plausible reading of the proposal -- a request that any shareholder be allowed to call a meeting at any time for any purpose -- the proposal would violate New Jersey state law. As indicated in our most recent prior letter, the form of the proposal also violates technical aspects of New Jersey law. Finally, because the proposal is capable of a variety of different interpretations, we continue to assert that the proposal is impermissibly vague and indefinite.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the nominal proponent Mr. Steiner and to John Chevedden.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

c: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 25, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

The company should not be permitted to redraft this resolution and then argue that its redrafted version can be excluded.

The company January 21, 2008 supplement appears to include the submittal of a company redrafting of this resolution to outside counsel. This appears to be the company redraft of the resolution:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, ~~compared to the standard allowed by applicable law on calling a special meeting.~~

Consistent with the text of the original resolution the board can adopt this resolution by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt this resolution, the company does not describe how the board could likely fail to follow through with the necessary steps.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. **It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.**

Sincerely,

John Chevedden

cc:
Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>
Counsel
Exxon Mobil Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated December 13, 2007

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END